

NEWS RELEASE

Wheaton Shareholders Say "YES" To Goldcorp!
Goldcorp Extends Offer Expiry To February 28, 2005

TORONTO, ONTARIO - February 14, 2005--GOLDCORP INC. (NYSE:GG) (TSX:G) has announced that the two-thirds minimum bid requirement condition to combine Goldcorp Inc. and Wheaton River Minerals Ltd., has been met. To date, approximately 396,603,552 Wheaton River common shares, representing approximately 69% of the total outstanding Wheaton River common shares, have been tendered to Goldcorp's Offer. Goldcorp Inc. and its wholly owned subsidiary, Goldcorp Acquisition ULC, will immediately take up all Common Shares that were deposited prior to 5:00 p.m. (Vancouver time) on February 14, 2005 and payment for such Common Shares will be made on February 17, 2005.

Additionally, to complete the transaction, **Goldcorp has extended the Offer expiry date to give the remaining Wheaton River shareholders more time to tender. THE LAST DAY FOR WHEATON RIVER SHAREHOLDERS TO TENDER THEIR SHARES IS NOW FEBRUARY 28, 5:00PM TORONTO TIME.** The period beginning at 5:00 p.m. (Vancouver time) on February 14, 2005 and ending at 5:00 p.m. (Toronto time) on February 28, 2005 is a "subsequent offering period" under Rule 14d-11 of the United States Securities Exchange Act of 1934, as amended. During the subsequent offering period, Goldcorp will accept for payment and promptly pay for Wheaton River common shares as they are tendered. Wheaton River shareholders who tender Wheaton River shares during such period will be paid the same consideration paid to Wheaton River shareholders who tendered their Wheaton River common shares prior to 5:00 p.m. (Vancouver time) on February 14, 2005.

"A major force in the gold industry is being created today.   The *new* Goldcorp will become the gold investment of choice for investors looking for safety, growth, profits and dividends," said Rob McEwen, Goldcorp Chairman and CEO.

"I am very pleased that Wheaton River shareholders continue to support the future growth and value of the *new* Goldcorp. Together with Wheaton and Goldcorp's combined world class assets, mining expertise, strong management and extraordinary people the future is extremely bright," said Ian Telfer, Wheaton River Minerals Ltd. Chairman and CEO.

The *new* Goldcorp will be the lowest-cost million-ounce gold producer in the world! With a low risk profile, world-class assets and an exceptional balance sheet, the *new* Goldcorp will be uniquely positioned in the gold industry. Joining two of the most successful CEO's in the world of mining today, Goldcorp's Rob McEwen will become Chairman of the Board and Ian Telfer will be the new President and Chief Executive Officer of *new* Goldcorp.

Now that the Wheaton River minimum bid conditions are satisfied, Goldcorp shareholders of record at the close of business on February 16, 2005, will receive on February 28, 2005, a special cash dividend of US$0.50 per share, which was previously announced on February 8, 2005.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively, and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Wheaton Shareholders with questions about how to tender their shares should call:

In North America
KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll-Free: 1-866-749-5464
Banks and Brokers Call Collect: 416-867-2335

For further information, please contact: **Corporate Office:**

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com

Certain statements included in this document constitute "forward-looking statements" concerning the business, operations and financial performance and condition of Goldcorp. Such forward-looking statements, including, but not limited to, those with respect to the prices of gold, copper and silver, the timing and amount of estimated future production, costs of production, capital expenditures, reserves determination, costs and timing of the development of new deposits and permitting time lines, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined and the future prices of gold, copper and silver. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Many of these factors are beyond the control of Goldcorp and its subsidiaries. Consequently, all of the forward looking statements made in this document are qualified by these cautionary statements and there can be no assurance that the expected results or developments anticipated by Goldcorp will be realized.

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors' circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp's offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp registration statement and prospectus, (4) the Goldcorp tender offer statement, (5) the Wheaton River directors' circular and (6) certain other documents.